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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


             Corgi International Limited (formerly Zindart Limited)
             ______________________________________________________
                                (Name of Issuer)



                           American Depositary Shares
                         ______________________________
                         (Title of Class of Securities)



                                    989597109
                                 ______________
                                 (CUSIP Number)



                                December 31, 2006
             _______________________________________________________
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 5 pages

CUSIP NO. 989597109

________________________________________________________________________________

1.          Name of Reporting Persons

            ChinaVest IV, L.P.

            I.R.S. Identification No(s). of above person(s) (entities only)

            Tax ID# 98-0136337
________________________________________________________________________________

2.          Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) X
            (b)
________________________________________________________________________________

3.          SEC USE ONLY

________________________________________________________________________________

4.          Citizenship or Place of Organization

            Delaware
________________________________________________________________________________
          Number of            5.    Sole Voting Power

            Shares                   0
                               _________________________________________________
         Beneficially          6.    Shared Voting Power

           Owned by                  0
                               _________________________________________________
             Each              7.    Sole Dispositive Power

          Reporting                  0
                               _________________________________________________
         Person With:          8.    Shared Dispositive Power

                                     0
 _______________________________________________________________________________

9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            0
________________________________________________________________________________

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
________________________________________________________________________________

11.         Percent of Class Represented by Amount in Row (9)

            0%
________________________________________________________________________________

 12.        Type of Reporting Person (See Instructions)

            PN
________________________________________________________________________________

This Form 5 is being filed by ChinaVest IV, L.P., a Delaware limited partnership ("CV4") on behalf of itself and its general partner, ChinaVest Partners IV, a Delaware general partnership ("CVP") . CV4 was the direct beneficial owner of 1,755,104 American Depositary Shares of the Issuer ("Shares") and the indirect beneficial owner of 84,280 Shares directly owned by its side-by-side fund, China Vest IV-B, L.P., a Bermuda limited partnership ("CVB").

Prior to certain corporate transactions effected by the Issuer during calendar 2006, CV4 was a 10% owner of the Issuer. After such transactions (and prior to the distributions noted below) CV4 was the beneficial owner of approximately 2.9% of the Issuer's shares.

On 12/19/06, CV4 distributed its entire legal and beneficial interest, constituting 1,755,104 Shares, to its constituent limited partners in connection with the liquidation and winding up of CV4. On the same date, CVB, distributed its entire beneficial interest, constituting 84,280 Shares, to its constituent limited partners in connection with the liquidation and winding up of CVB. After such distributions, none of CVP, CV4 or CVB have any beneficial interest in any Shares.


                                Page 2 of 5 pages

ITEM 1.

            (a)       Name of Issuer

                      Corgi International Limited (formerly Zindart Limited)

            (b)       Address of Issuer's Principal Executive Offices

                      1203 East Wing New World Office Building
                      24 Salisbury Road
                      Tsimshatsui
                      Kowloon, Hong Kong SAR

ITEM 2.

            (a)       Name of Person Filing

                      ChinaVest IV, L.P.
                      ChinaVest Partners IV

            (b)       Address of Principal Business Office or, if none,
                      Residence

                      c/o Prentice Hall Corp. System, Inc.
                      32 Lookerman Square, Suite L-100
                      Dover, DE 19901

            (c)       Citizenship

                      Delaware
                      Delaware

            (d)       Title of Class of Securities

                      American Depositary Shares

            (e)       CUSIP Number

                      989597109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)   [ ]  Broker or Dealer registered under Section 15 of the Act
                       (15 U.S.C. 78o);
            (b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c);
            (c)   [ ]  Insurance company as defined in section 3(a)19) of the
                       Act (15 U.S.C. 78c);
            (d)   [ ]  Investment  company  registered  under  section 8 of the
                       Investment  Company Act of 1940 (15 U.S.C. 80a-8);
            (e)   [ ]  An investment adviser in accordance with ss.240.13d-1(b)
                       (1)(ii)(E);
            (f)   [ ]  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
            (g)   [ ]  A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G);
            (h)   [ ]  A savings associations as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)   [X]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)


                                Page 3 of 5 pages

ITEM 4.     OWNERSHIP

            (a)   Amount beneficially owned:

                  0

            (b)   Percent of class:

                  0

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote

                        0

                  (ii)  Shared power to vote or to direct the vote

                        0

                  (iii) Sole power to dispose or to direct the disposition of

                        0

                  (iv)  Shared power to dispose or to direct the disposition of

                        0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

INSTRUCTION: DISSOLUTION OF A GROUP REQUIRES A RESPONSE TO THIS ITEM.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


ITEM 9.     NOTICE OF DISSOLUTION OF A GROUP

            By the wind-up of ChinaVest IV, L.P., the group is dissolved.

ITEM 10.    CERTIFICATION


                                Page 4 of 5 pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 30, 2007

                               ChinaVest IV, L.P.



                               By: /s/ EDWARD B. COLLINS
                                       ______________________________________
                                       Edward B. Collins
                                       Title: Partner, ChinaVest Partners IV,
                                       Its General Partner









                                Page 5 of 5 pages